[redacted]

14049637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC Mail Processing Section

MAR 18 2014

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Second Street, Suite 2225
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schooler **415-659-8081**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

XAB 3/25

OD 3/27/14

OATH OR AFFIRMATION

I, **Robert Schooler**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2013**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JACQUELINE LEAL
COMM. #2032475
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Commission Expires JULY 4, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Code Advisors LLC

December 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Code Advisors LLC
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Code Advisors LLC, (a California limited liability company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

March 14, 2014

Code Advisors LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 11,712,063
Accounts receivable	2,800,000
Prepaid expense	4,434,102
Securities owned, non-marketable	2,000,000
Total Assets	$ 20,946,165
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 190,519
Due to affiliates	6,715,456
Total Liabilities	$ 6,905,975
Member's Equity	14,040,190
Total Liabilities and Member's Equity	$ 20,946,165

See independent auditor's report and accompanying notes.

Code Advisors LLC

December 31, 2013

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. The Company is owned by its sole member, Code Holdings LLC ("Holdings"). The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees

The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Fair values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets Measured and Recognized at Fair Value on a Recurring Basis
Financial assets are measured at fair value on a recurring basis. The following table provides information as of December 31, 2013 about the Company's financial assets and liabilities measured at fair value on a recurring basis.

	December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets at fair value:				
Preferred Stock	$ -	$ -	$ 1,999,999	$ 1,999,999
Warrants	-	-	1	1
Total assets at fair value	$ -	$ -	$ 2,000,000	$ 2,000,000

The Company classifies certain newly issued, privately placed, complex or illiquid securities in Level 3.

3. Fair Value Measurements (Continued)

100% of the Companies financial assets are reported at fair value and are classified in Level 3. Level 3 measurements may also include new public securities before there is observable market activity. Fair values for the financial assets classified in Level 3 are derived principally using unobservable inputs as there is little, if any, relevant market data.

The following table summarizes the changes in assets classified in Level 3 for 2013.

	Total Securities
Balance at January 1, 2013	$ -
Transfers in (out) of Level 3	2,000,000
Balance at December 31, 2013	$ 2,000,000

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2013, the Company's net capital was $4,806,088, which exceeded the requirement by $4,345,690.

5. Risk Concentration

At December 31, 2013, 100% of the accounts receivable is from three customers.

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2013, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $11,461,591. The Company's cash consisted of a checking account held at a financial institution. The account at the financial institution is not insured by any government agency.

6. Related Party Transactions

The Company has an overhead-sharing agreement with Code Management Company LLC ("Management"), a company under common ownership. Management provides office space and pays most overhead expenses for the Company. The Company pays management fees to Management as part of this agreement. At December 31, 2013, $4,434,102 had been prepaid to Management and is included in prepaid expenses on the statement of financial condition.

The Company has a sub-advisory agreement with Code Advisors Limited ("Limited"), a foreign entity under common ownership. Limited provides certain advisory and related services. The Company pays sub-advisory fees to Limited as part of this agreement. At December 31, 2013, $6,691,076 was due to Limited and is included in due to affiliates on the statement of financial condition. Also, included in due to affiliates at December 31, 2013, is $24,380 due to Holdings.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Subsequent Events

The Company has evaluated subsequent events through March 14, 2014, the date which the financial statements were available to be issued.